SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of July, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 14, 2006	By:	/s/ Andrew Boulanger
	Name:	Andrew Boulanger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 13, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc.- Management Changes

Oakville, Ontario, July 13, 2006 - Bennett Environmental Inc. (TSX: BEV, AMEX:BEL) announced today that its has made changes to reporting structures in management, which BEI expects will streamline the operation, reduce SG&A costs, and reenergize the sales group.

Effective immediately, Tomasz Wesolowski, has received a promotion to V.P. of Operations and Engineering and will be responsible and accountable for all plant operations at Bennett’s facilities in St. Ambroise, Quebec, Cornwall, Ontario, Belledune, New Brunswick and Kirkland Lake Ontario. Mr. Wesolowski has a B. Eng Sc. and a MA.Sc. in Engineering Physics and has over 20 years of business experience in the environmental arena.

Mr. Wesolowski will also head the integration of Bennett’s newest acquisition, Trans-Cycle Industries, which will add $5 - $6 million in revenue and will achieve in excess of $800,000 of synergies over the next 12 months.

Also effective immediately and for an interim period, the U.S. Sales Team will report to Michael McSweeney, Bennett’s Vice President Government and Environmental Affairs. Since much of the funding to remediate contaminated sites originates with the U.S. EPA Superfund, Mr. McSweeney will work with the U.S. Sales Team to ensure they fully understand the funding available and the schedule of projects that are being considered for funding by the Superfund.

In the meantime, Bennett has begun an executive search for both a President and CEO and a V.P. U.S. Sales.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. For information, please visit the Bennett Environmental website at: www.bennettenv.com.

Contact:

Andrew Boulanger

Vice President

Bennett Environmental Inc.

(905) 339-1540 ext 210